Exhibit 4.16

English Summary

Service Agreement

This Service Agreement (hereinafter referred to as the “Service Agreement”) is entered into based on the tender award dated February 23, 2021 by and between:

Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Care with address at Haidenauplatz 1, 90403 München and Gewerbemuseumsplatz 2, 90403 Nürnberg, Germany (“Contracting Authority”)

And

Centogene GmbH (the “Contractor”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.              Subject Matter of the Contract

The Contractor undertakes to establish two mobile test centers to conduct PCR tests for COVID-19 in each of the Bavarian government districts of Upper Palatinate, Upper Franconia, Middle Franconia, Lower Franconia and Lower Bavaria (a total of ten mobile test centers), and four mobile test centers in Upper Bavaria.

 2.              Scope of Services

Amongst other obligations, the Contractor shall undertake the establishment and operation of mobile test centers and provide sufficient physicians and expert personnel in the test centers. The Contractor shall operate the mobile test centers on a 7-day per week basis and shall maintain test capacities to accommodate daily requirements which are estimated to be up to 500 per day per site. This could be increased to 1,000 per day, if needed.

The Contractor is permitted to engage subcontractors subject to prior approval by the Contracting Authority. The Contractor employs 21 Dx GmbH and Dr. Bauer Laboratoriums GmbH as subcontractors.

3.	Obligations of the Contractor

The Contractor’s obligations include, among other things,

i.	performance of tests by a physician or qualified personnel, especially in connection with breakout clusters or in a close spatial context (e.g. elderly care facilities)
ii.	establishment of mobile test centers at agreed places and times
iii.	provision of mobile test facilities (e.g. tents, vehicles, containers)
iv.	change of test center locations over night
v.	setup of test center locations within 24 hours upon request
vi.	achievement of fully operational status within four hours after arrival at a test location
vii.	provision of personal protective equipment for personnel and testing materials
viii.	provision of notifications on test results to tested persons and health authorities
ix.	provision of data on tested persons and findings to the health authorities and tested persons, carried out exclusively in a suitable manner using a data protection compliant web application
x.	general compliance with applicable law and regulations

4.	Remuneration

In consideration of the Contractor providing the services under the Service Agreement, the Contracting Authority shall pay the Contractor a daily flat rate and a per diem amount, per site for each day of running a mobile test center during the term of the Service Agreement.

5.	Term and Termination

The term of the Service Agreement commenced on March 1, 2021 and is scheduled to end on April 30, 2021.

The Contracting Authority may terminate the Service Agreement for cause and with immediate effect; “cause” includes, among other things, certain violations by the Contractor of the Service Agreement.

6.            Liability

The Contractor shall be liable, including in cases of simple negligence.

The Contracting Authority can, within certain limits, impose a contractual penalty of 0.2% of the aggregate contract value (per day) if the Contractor does not fulfil its services on time. The aggregate contractual penalty is capped at 5% of the aggregate contract value.